UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cloudastructure, Inc. (F/K/A Connexed Technologies, Inc.)

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    March 28, 2003

Physical address of issuer
585 Broadway, #2, Redwood City, CA 94023

Website of issuer
https://www.cloudastructure.com/

Name of the Intermediary through which the Offering will be conducted
OpenDeal Portal LLC dba "OpenDeal Portal LLC dba Republic"

CIK number of the Intermediary
0001751525

SEC file number of the Intermediary
007-00167

CRD number, if applicable, of the Intermediary
283874

Name of qualified third party "Escrow Agent" which the Offering will utilize
Prime Trust LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
6.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
2.0% of the Securities being issued in this Offering.

Type of security offered
Crowd SAFE Units of SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
25,000

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$107,000.00

Deadline to reach the target offering amount
May 7, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$41,465.88	$67,042.71
Cash & Cash Equivalents	$8,497.73	$11,413.74
Accounts Receivable	$32,574.38	$51,398.53
Short-term Debt	$1,942,969.40	$2,805,493.89
Long-term Debt	$200.00	$0.00
Revenues/Sales	$129,588.25	$183,664.65
Cost of Goods Sold	$9,995.47	$68,084.15
Taxes Paid	$0.00	-$800.00
Net Income	$836,747.66	-$537,927.64

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

February 8, 2019

FORM C

Up to $107,000.00

Cloudastructure, Inc.
(F/K/A Connexed Technologies Inc.)



Units of Crowd SAFE (Simple Agreement for Future Equity)

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Cloudastructure, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Crowd SAFE (Simple Agreement for Future Equity) of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $107,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through OpenDeal Portal LLC dba Republic (the "Intermediary"). The Intermediary will be entitled to receive 2.0% of the Securities being issued in this Offering. related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount(3)	$100.00	$6.00	$94.00
Aggregate Minimum Offering Amount	$25,000.00	$1,500.00	$23,500.00
Aggregate Maximum Offering Amount	$107,000.00	$6,420.00	$100,580.00

(1)　　This excludes fees to Company's advisors, such as attorneys and accountants.
(2)　　The Intermediary will receive 2.0% of the Securities being issued in this Offering in connection with the Offering.
(3)　　The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.cloudastructure.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is February 8, 2019.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL PURCHASERS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE PURCHASERS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE PURCHASERS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PURCHASERS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION PURCHASERS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST LLC (THE "*ESCROW AGENT*") SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://www.cloudastructure.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Cloudastructure, Inc. (F/K/A Connexed Technologies Inc., the "Company") is a Delaware Corporation, formed on March 28, 2003. The Company was formerly known as Connexed Technologies, Inc..

The Company is located at 585 Broadway, #2, Redwood City, CA 94023.

The Company's website is https://www.cloudastructure.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Cloudastructure provides cloud-controlled physical infrastructure to enterprises. Cloudastructure provides video surveillance and access control in a cloud-model. We provide on-premises hardware that talks to the customer's cameras and doors. Then we host a cloud solution that allows those customers to see their video (live and recorded) and manage which employee's badge works on which door from anywhere. Since we are in the cloud, we are able to next layer on artificial intelligence solutions, including Tagger(tm) which tags all objects seen a video so that users can search by tag (e.g. "person", "vehicle", "animal", etc.). Essentially, we are indexing our customers' video surveillance and access control data to make for easy search, just like Google indexed the web for easy search. We also allow the user's phone for access instead of a legacy RFID card or badge. We charge for our on-premises hardware but we most enjoy the recurring revenue our solution generates

The Offering

Minimum amount of Units of Crowd SAFE (Simple Agreement for Future Equity) being offered	25,000
Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if minimum amount reached)	25,000*
Maximum amount of Units of Crowd SAFE (Simple Agreement for Future Equity)	107,000
Total Units of Crowd SAFE (Simple Agreement for Future Equity) outstanding after Offering (if maximum amount reached)	107,000*
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	May 7, 2019
Use of proceeds	See the description of the use of proceeds on page 33 hereof.
Voting Rights	See the description of the voting rights on page 62 hereof.

*The total number of the Securities outstanding is subject to increase in an amount equivalent to the Intermediary's commission of 2% of the Securities issued in the Offering(s).
+The Company reserves the right to amend the minimum investment amount per investor, in its sole discretion.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of

12

customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products and services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and services and thus may be better equipped than us to develop and commercialize products and services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide, major components and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

As a distributor of video surveillance and access control products, our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.

These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on S. Richard Bentley, Gregory Rayzman, Craig Johnson, and Bruce Durham, who are CEO, CTO, Vice President of Sales, and Vice President of Engineering, of the Company, respectively, and Ralph Eschenbach, and Elizabeth Fetter who are both directors of the Company. The Company has or intends to enter into employment agreements with S. Richard Bentley, Gregory Rayzman, Craig Johnson, and Bruce Durham although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of S. Richard Bentley, Gregory Rayzman, Craig Johnson, Bruce Durham, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on S. Richard Bentley, Gregory Rayzman, Craig Johnson, Bruce Durham, Ralph Eschenbach, and Elizabeth Fetter in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Failure to develop new products and production technologies or to implement productivity and cost reduction initiatives successfully may harm our competitive position.

We depend significantly on the development of commercially viable new products, product grades and applications, as well as process technologies, free of any legal restrictions. If we are unsuccessful in developing new products, applications and production processes in the future, our competitive position and results of operations may be negatively affected. However, as we invest in new technology, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing technologies, failure of facilities or processes to operate in accordance with specifications or expectations, construction delays, cost over-runs, the unavailability of financing, required materials or equipment and various other factors. Likewise, we have undertaken and are continuing to undertake initiatives to improve productivity and performance and to generate cost savings. These initiatives may not be completed or beneficial or the estimated cost savings from such activities may not be realized.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the physical security industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

We may incur additional expenses and delays due to technical problems or other interruptions at our manufacturing facilities.

Disruptions in operations due to technical problems or other interruptions such as floods or fire would adversely affect the manufacturing capacity of our facilities. Such interruptions could cause delays in production and cause us to incur additional expenses such as charges for expedited deliveries for products that are delayed. Additionally, our customers have the ability to cancel purchase orders in the event of any delays in production and may decrease future orders if delays are persistent. Additionally, to the extent that such disruptions do not result from damage to our physical property, these may not be covered by our business interruption insurance. Any such disruptions may adversely affect our business and results of operations.

Any disruption in our information systems could disrupt our operations and would be adverse to our business and results of operations.

We depend on various information systems to support our customers' requirements and to successfully manage our business, including managing orders, supplies, accounting controls and payroll. Any inability to successfully manage the procurement, development, implementation or execution of our information systems and back-up systems, including matters related to system security, reliability, performance and access, as well as any inability of these systems to fulfill their intended purpose within our business, could have an adverse effect on our business and results of operations. Such disruptions may not be covered by our business interruption insurance.

The potential impact of failing to deliver products on time could increase the cost of our products.

In most instances, we guarantee that we will deliver a product by a scheduled date. If we subsequently fail to deliver the product as scheduled, we may be held responsible for cost impacts and/or other damages resulting from any delay. To the extent that these failures to deliver occur, the total damages for which we could be liable could significantly increase the cost of the products; as such, we could experience reduced profits or, in some cases, a loss for that contract. Additionally, failure to deliver products on time could result in damage to customer relationships, the potential loss of customers, and reputational damage which could impair our ability to attract new customers.

Many of our customers do not commit to long-term production schedules, which makes it difficult for us to schedule production accurately and achieve maximum efficiency of our manufacturing capacity.

Many of our customers do not commit to firm production schedules and we continue to experience reduced lead-times in customer orders. Additionally, customers may change production quantities or delay production with little lead-time or advance notice. Therefore, we rely on and plan our production and inventory levels based on our customers' advance orders, commitments or forecasts, as well as our internal assessments and forecasts of customer demand. The variations in volume and timing of sales make it difficult to schedule production and optimize utilization of manufacturing capacity. This uncertainty may require us to increase staffing and incur other expenses in order to meet an unexpected increase in customer demand, potentially placing a significant burden on our resources. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect our customers' relationships.

Further, in order to secure sufficient production scale, we may make capital investments in advance of anticipated customer demand. Such investments may lead to low utilization levels if customer demand forecasts change and we are unable to utilize the additional capacity. Additionally, we order materials and components based on customer forecasts and orders and suppliers may require us to purchase materials and components in minimum quantities that exceed customer requirements, which may have an adverse impact on our results of operations. Such order fluctuations and deferrals may have an adverse effect on our business and results of operations.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.
Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not

effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.

Our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or free services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We derive significant revenue and profit from commercial and federal government contracts awarded through competitive bidding processes, including renewals, which can impose substantial costs on us.

Many of these contracts are extremely complex and require the investment of significant resources in order to prepare accurate bids and proposals. Competitive bidding imposes substantial costs and presents a number of risks, including: (i) the substantial cost and managerial time and effort that we spend to prepare bids and proposals for contracts that may or may not be awarded to us; (ii) the need to estimate accurately the resources and costs that will be required to implement and service any contracts we are awarded, sometimes in advance of the final determination of their full scope and design; (iii) the expense and delay that may arise if our competitors protest or challenge awards made to us pursuant to competitive bidding, and the risk that such protests or challenges could result in the requirement to resubmit bids, and in the termination, reduction, or modification of the awarded contracts; and (iv) the opportunity cost of not bidding on and winning other contracts we might otherwise pursue. Adverse events or developments in any of these bidding risks and uncertainties could materially and negatively impact our business and results of operations.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations. We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other

difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

Risks Related to the Securities

The Company has multiple notes outstanding beyond their stated maturity date.
The Company has previously made multiple issuances of convertible notes that remain outstanding beyond their stated maturity dates. To date, the Company has not defaulted due to a lack of a demand for payment by holders of such notes. You should be aware that the holders of such notes may make a demand for payment at any time, putting the Company in default on its obligations for repayment of such notes. If the Company does default on any such notes, you may risk the loss of your entire investment.

The Units of Crowd SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of Crowd SAFE (Simple Agreement for Future Equity) may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of Crowd SAFE (Simple Agreement for Future Equity). Because the Units of Crowd SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of Crowd SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of Crowd SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of Crowd SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Securities do not accrue interest or otherwise compensate Investors for the period in which the Company uses proceeds from the Offering.

The Securities will accrue no interest and have no maturity date. Therefore, Investors will not be compensated for the time in which the Company uses the proceeds from the Offering before a possible Equity Financing or Liquidity Event that could result in the conversion of the Security, to the benefit of the Investor.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.

We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Investors will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Investors are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

The Securities do not provide Purchasers with voting rights, and even upon the conversion of the Securities to CF Shadow Securities (which cannot be guaranteed), Purchasers will be required to enter into a proxy with the Intermediary to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Purchasers will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (which cannot be guaranteed). Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the Purchasers are required to enter into a proxy agreement with the Intermediary ensuring they will vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to enter into a proxy that allows the Intermediary to vote the same way as a majority of the Series B Preferred Shareholders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Certain Purchasers of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds.

Certain Purchasers of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. As only Purchasers with sufficient net-worth and income will be able to make an investment of $25,000 or greater in a 4(a)(6) Offering, due to the unique investment limits associated with a 4(a)(6) Offering. This means certain Purchasers, Major Investors, will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Investors will be treated the same as common equity holders.

In a dissolution or bankruptcy of the Company, Investors of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Investors will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Investors will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

When forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return.

Due to the nature of the discount rate of the Crowd Safe, when forecasting the hypothetical value of their holdings in different liquidity event scenarios, Investors should consider the overall valuation of the Company in addition to their individual return. In a liquidity event in which the value of an Investor's stake is determined by the discount method (that being situations where applying the Valuation Cap results in a lower return for such Investor), the Investor's individual return will be the same regardless of the Company's valuation. As an example, a $1,000-dollar investment in Crowd Safe units of a hypothetical company with a discount of 20% and a valuation cap of $10 million would result in a $250 return upon a liquidity event in which the company is valued at either $5 million or $10 million. However, Investors should consider that an ownership stake in a higher-valued company is generally preferable to an ownership stake with the same absolute value in a lower-valued company. The higher-valued company will have been assessed by the market to be worth more and will have additional funding with which to pursue its goals and is therefore more likely to produce greater returns to the Investor over the longer term.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

Cloudastructure provides cloud-controlled physical infrastructure to enterprises. Cloudastructure provides video surveillance and access control in a cloud-model. We provide on-premises hardware that talks to the customer's cameras and doors. Then we host a cloud solution that allows those customers to see their video (live and recorded) and manage which employee's badge works on which door from anywhere. Since we are in the cloud, we are able to next layer on artificial intelligence solutions, including Tagger(tm) which tags all objects seen a video so that users can search by tag (e.g. "person", "vehicle", "animal", etc.). Essentially, we are indexing our customers' video surveillance and access control data to make for easy search, just like Google indexed the web for easy search. We also allow the user's phone for access instead of a legacy RFID card or badge. We charge for our on-premises hardware but we most enjoy the recurring revenue our solution generates

Business Plan

Cloudastructure provides cloud-controlled physical infrastructure to enterprises. Cloudastructure Inc. was formed in 2013 with the merger of two pioneer companies – Connexed Technologies, Inc., which had been offering cloud video surveillance since 2003 and Reach Systems, Inc., which had been offering cloud access control since 2005. The merger of these two companies recognized the synergies of customer value with the bundling of video surveillance and access control delivered as a cloud-based service. Cloudastructure has further expanded the solution offerings with the Cloudastructure IoT Gateway to create a web of rule-based intelligent network of devices(things) and deliver custom designed IoT solutions for the customer. The Cloudastructure hardware utilizes state of art technology, delivered at a very competitive price that beats the industry standards and comes with zero maintenance or replacement costs through with a lifetime warranty. Cloudastructure's solution centralizes the management of access control with video monitoring and allows customers to scale geographically to multiple locations. The Cloudastructure solution delivers the intelligence online while it puts the data safely offsite. Cloudastructure can support a client's installation efforts, helping the client get in touch with local installation partners or take turnkey responsibility for delivering the solution seamlessly. The service and support is provided for a monthly subscription, requiring no upfront licensing costs or capital budgets. As the company adds more artificial intelligence (e.g. doing what the guard at the front desk does: making sure a face matches the entry badge and that no one "piggybacks" in behind an authorized party without a badge), the company believes that it will likely be able to increase pricing, in the future, for its cloud-based solution.

History of the Business

Connexed Technologies Inc. purchased the assets of Reach Systems Inc. and the combined entity was renamed Cloudastructure Inc.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cloud video surveillance	Video stored offsite, any retention time supported. Multiplatform (web, phone, tablet). Live View. Object Detection/Search. Face Recognition. More.	Small, medium and enterprise-sized business, and education markets
Cloud access control	Web based. No server. No SW. No open ports. Unlock Doors from Live Video Feed or from your smart device's homescreen.	Small, medium and enterprise-sized business, and education markets
CVR cloud video controller	Records video, stores if broadband down or unable to keep up, uploads to cloud and manages bandwith. DHCP, no open ports	Small, medium and enterprise-sized business, and education markets
Cloud Door Controller	Stores allow list locally, works if broadband down, works with existing door hardware. DHCP, no open ports	Small, medium and enterprise-sized business, and education markets

We are working on face recognition, multifactor (e.g. face must match badge), tailgating/piggybacking detection, and more.

We offer our artificial intelligence security/cloud-based surveillance via our online website.

Competition

The Company's primary competitors are Ring Video Doorbell, Dropcam, Lockitron, Latch, Eagle Eye Networks, Brivo, Kisi, Bosch, Tyco, Honeywell, Siemens.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances that have substantially increased the capabilities and use of artificial intelligence security and cloud based video surveillance. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include price, product features, relative price/performance, product quality and reliability, design innovation, a strong third-party software and accessories ecosystem, marketing and distribution capability, service and support and corporate reputation.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are primarily in the small, medium and enterprise-sized business, and education markets.

Intellectual Property

The Company is dependent on the following intellectual property:

The Company filed for a series of provisional patents in its early years but did not spend the funds required to pursue them to awarded status. These applications have since expired. However, they may afford us some protection from any other entity that might patent our same ideas to use against us. With the experience and insight that we have gained by providing our services, we have a new series of patent-able IP and intend to pursue a new round of applications as funds allow.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 585 Broadway, #2, Redwood City, CA 94023

The Company has the following additional addresses: 620 Marlin Court, Redwood City, CA 94065

The Company conducts business in California.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Investors may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	6.00%	$1,500	6.00%	$6,420
Campaign marketing expenses or related reimbursement	10.00%	$2,500	2.34%	$2,500
Estimated Accountant/Auditor Fees	26.00%	$6,500	6.07%	$6,500
General Marketing	10.00%	$2,500	2.34%	$2,500
Research and Development	20.00%	$5,000	4.67%	$5,000
Future Wages	22.00%	$5,500	46.73%	$50,000
General Working Capital	6.00%	$1,500	31.85%	$34,080
Total	**100.00%**	**$25,000**	**100.00%**	**$107,000**

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.
We will allocate funds to sales and marketing, research and development, general and administrative expenses, and other expenses as appropriate as new information becomes available.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Economic conditions may alter the general marketing or general working capital requirements to adhere to the Company's business plan and liquidity requirements.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Ralph Eschenbach

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Cloudastructure, Inc., 2016-Present
Director, Connexed Technologies, Inc., 2005-2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Vice President, Sand Hill Angels, Jan 2012 - Present Director, Cloudastructure, 2005 - Present

Education

University of California, Berkeley, BSEE, Solid State Electronics. Stanford University-MSEE, Solid State Electronics.

Name

S. Richard Bentley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Cloudastructure, Inc., 2016-Present
CEO, Connexed Technologies, Inc., 2003-2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Cloudastructure, 2016-Present
CEO, Connexed Technologies, Inc., 2014-2016

Education

University of California, Santa Cruz-Physics. University of California, Berkeley-Bachelor of Arts UC Berkeley-Masters Degree, Engineering.

Name

Elizabeth Fetter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, Cloudastructure, Inc., 2016-Present
Director, Connexed Technologies, Inc., 2004-2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder and Managing Partner, Abundance Hill Enterprises, LLC, June 2015 - Present Principal, Fetter Advisory Services, Jan 2015 - Present Director, 2004-Present

Education

Harvard Business School-Executive Education Program. Penn State University-BA, Major in Communications Studies Carneige Mellon University-Tepper School of Business

---

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

S. Richard Bentley

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO, Cloudastructure, Inc., 2016-Present
CEO, Connexed Technologies, Inc., 2003-2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, Cloudastructure, 2016-Present
CEO, Connexed Technologies, Inc., 2014-2016
Education

University of California, Santa Cruz-Physics. University of California, Berkeley-Bachelor of Arts UC Berkeley-Masters Degree, Engineering.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employee in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	107,060,000
Voting Rights	One vote per share of stock on all matters on which the stockholders of the Company are entitled to vote.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	Convertible Notes
Principal Amount outstanding	$1,486,449.00
Voting Rights	No voting rights until converted into equity securities of the Company.
Anti-Dilution Rights	Some of the outstanding convertible notes provide the holder the right to purchase their pro-rata share of equity securities in a qualified financing.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	All convertible notes outstanding will convert into equity securities upon the occurrence of an applicable qualified sale of the Company's equity securities in a future offering.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if	0.0%

convertible securities).	

The Company previously issued notes that remain outstanding beyond the stated maturity date. As of the date of this offering, the Company has not defaulted on any such note, however, such notes may be subject to immediate demand for repayment by the holders.

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$84,669.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	October 27, 2021
Other material terms	If no qualified financing event has occurred prior to the maturity date, convertible at maturity into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$166,980.00
Interest rate and payment schedule	5%, payable at maturity or conversion
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	May 15, 2021
Capped Conversion Price	$7,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified

	financing event has occurred prior to the maturity date. Automatically converts at the lesser of the capped conversion price or 85% of the price per share paid by investors in cash in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$5,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	May 1, 2021
Capped Conversion Price	$7,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the lower of the capped conversion price or 85% of the price per share paid by investors in cash in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$5,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	March 30, 2020
Capped Conversion Price	$6,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the

	maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investors
Amount outstanding	$75,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	November 15, 2020
Capped Conversion Price	$3,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$25,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	October 5, 2020
Capped Conversion Price	$6,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$25,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	September 13, 2020
Capped Conversion Price	$6,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$10,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	August 23, 2020
Capped Conversion Price	$6,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$50,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	April 13, 2020
Capped Conversion Price	$6,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$50,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	April 5, 2020
Capped Conversion Price	$3,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$25,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	March 6, 2020
Capped Conversion Price	$6,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investors
Amount outstanding	$15,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	March 1, 2019
Capped Conversion Price	$6,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$5,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	March 30, 2020
Capped Conversion Price	$6,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$25,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	December 6, 2019
Capped Conversion Price	$4,500,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$400,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured
Maturity date	October 17, 2019
Capped Conversion Price	$3,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$25000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	September 23, 2019
Capped Conversion Price	$3,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$60,000.00
Interest rate and payment schedule	4%, payable at conversion or maturity.
Amortization schedule	Simple interest, payable at conversion or maturity.
Describe any collateral or security	Unsecured.
Maturity date	December 24, 2017
Capped Conversion Price	$6,000,000
Other material terms	If no qualified financing event has occurred prior to the maturity date, convertible at maturity into common stock a price not less than the Company's fair market value as determined by a third party reasonably selected by the Company's board of directors, or into shares of a newly authorized series of preferred stock at the capped conversion price. Automatically converts at the lesser of the capped conversion price or 85% of the price per share paid by investors in cash in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investors
Amount outstanding	$35,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	April 30, 2018
Capped Conversion Price	$3,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$30,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	September 30, 2015
Capped Conversion Price	$3,000,000
Other material terms	Convertible at maturity into common stock at the capped conversion price if no qualified financing event has occurred prior to the maturity date. Automatically converts at the capped conversion price in the qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investors
Amount outstanding	$50,000.00
Interest rate and payment schedule	5%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	October 22, 2012
Other material terms	If no qualified financing event has occurred prior to the maturity date, convertible at maturity into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$25,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	August 21, 2013
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$10,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	August 14, 2013
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$10,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	July 25, 2013
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$30,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	March 28, 2013
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$20,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	February 13, 2013
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$3,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	December 7, 2012
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investors
Amount outstanding	$13,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	November 20, 2012
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$5,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	November 18, 2012
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$15,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	July 27, 2011
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$25,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	May 26, 2011
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investors
Amount outstanding	$13,500.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	April 30, 2010
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$8,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	January 12, 2010
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	
Name of creditor	Private Accredited Investor
Amount outstanding	$19,800.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	December 17, 2009
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$25,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	October 15, 2009
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$5,000.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	March 15, 2009
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

Type of debt	Convertible Notes
Name of creditor	Private Accredited Investor
Amount outstanding	$7,500.00
Interest rate and payment schedule	6%, payable at maturity or conversion.
Amortization schedule	Simple interest, payable at maturity or conversion.
Describe any collateral or security	Unsecured.
Maturity date	November 30, 2008
Other material terms	If no qualified financing event has occurred prior to 18 months after the date of issuance, convertible at that time into common stock at the fair market value price per share as determined in good faith by the Company's board of directors. Automatically converts at the price paid by investors in a qualified financing event.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Principal Amount of Notes Issued	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Notes	$60,000.00	General working capital	June 24, 2016	Section 4(a)(2)
Convertible Notes	$25,000.00	General working capital	September 23, 2016	Section 4(a)(2)
Convertible Notes	$400,000.00	General working capital	October 17, 2016	Section 4(a)(2)
Convertible Notes	$84,669.00	General working capital	October 27, 2016	Section 4(a)(2)
Convertible Notes	$25,000.00	General working capital	December 6, 2016	Section 4(a)(2)
Convertible Notes	$50,000.00	General working capital	February 1, 2017	Section 4(a)(2)
Convertible Notes	$5,000.00	General working capital	March 30, 2017	Section 4(a)(2)
Convertible Notes	$15,000.00	General working capital	March 1, 2017	Section 4(a)(2)
Convertible Notes	$25,000.00	General working capital	March 6, 2017	Section 4(a)(2)
Convertible Notes	$50,000.00	General working capital	April 5, 2017	Section 4(a)(2)
Convertible Notes	$50,000.00	General working capital	April 13, 2017	Section 4(a)(2)
Convertible Notes	$10,000.00	General working	August 23, 2017	Section 4(a)(2)

		capital		
Convertible Notes	$15,000.00	General working capital	August 27, 2017	Section 4(a)(2)
Convertible Notes	$25,000.00	General working capital	October 5, 2017	Section 4(a)(2)
Convertible Notes	$75,000.00	General working capital	November 15, 2017	Section 4(a)(2)
Convertible Notes	$5,000.00	General working capital	May 1, 2018	Section 4(a)(2)
Convertible Notes	$166,980.00	General working capital	May 15, 2018	506(b)

Valuation

The Company has ascribed no pre-offering valuation to the Company; the securities are priced arbitrarily.

Ownership

The Company is broadly held amongst 37 shareholders.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Percentage Owned Prior to Offering**
S. Richard Bentley	28.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$78,796.00	-$571,070.00	$800.00

Operations

Our most recent financing was conducted in May 2018. Following the Offering, we do not intend to raise capital again until fall 2019. Although the Company intends to improve its profitability in the next 12 months, we are currently focusing on feature development, particularly, artificial intelligence efforts in the near future.

The company intends to improve profitability in the next 12 months. We already see price elasticity in our model and believe we will be able to increase prices for our cloud-based solution. Imagine a client that has 27 locations: they can either have 54 servers (27 video surveillance servers + 27 access control servers) that don't talk to each other (or, worse, try to talk to each other with problematic database sync tools over VPN) or the client can have one website to log into with Cloudastructure where they would be able to see all of their relevant information. As the Company adds on more artificial intelligence (e.g. doing what the guard at the front desk does: making sure an authorized party's face matches their badge and that no one piggybacks into a secure space without a badge), the Company believes it can increase its prices even further.

Liquidity and Capital Resources

The Offering proceeds are important to our operations. While not dependent on the Offering proceeds, the influx of capital will assist in the achievement of our next milestones and expedite the realization of our business plan, specifically feature development. Because we have already allocated the proceeds to a specific use dependent on the completion of this Offering, the proceeds will not have a material effect on our liquidity.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 107,000 of Units of Crowd SAFE (Simple Agreement for Future Equity) for up to $107,000.00. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 7, 2019 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $107,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a At the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Primetrust LLC until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through OpenDeal Portal LLC dba Republic, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

6.0% of the amount raised

Stock, Warrants and Other Compensation

2.0% of the Securities being issued in this Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the minimum amount is sold), our authorized capital stock will consist of (i) 200,000,000 shares of common stock, par value $0.000100 per share, of which 107,060,000 common shares will be issued and outstanding.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle the Investors to any dividends.

Conversion

Upon each future equity financing of greater than $1,000,000.00 (an "Equity Financing"), the Securities are convertible at the option of the Company, into CF Shadow Series Securities, which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $7,000,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable Securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity Securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the Securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Series Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an initial public offering of the Company ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company prior to any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $7,000,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at the option of the Investor, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Pro-Rata pro-rata rights
Certain Purchasers of the Securities, "Major Investors", will receive pro-rata rights through the Offering, allowing them to avoid dilution in future rounds. Purchasers that make investments of $25,000 or greater in the Offering will gain the right to continue investing the in Company and avoid dilution while others will not. Major Investors will have the right to participate in new securities offerings unless the securities (i) are issued as a dividend or distribution on outstanding securities, (ii) are issued upon conversion or exercise of outstanding securities, (iii) are issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) are issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000), of such, are issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

Dissolution

If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Investors, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

The Securities have no voting rights at present or when converted.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	S. Richard Bentley
Relationship to the Company	Founder and CEO.
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	Interest on the principal amount, plus the right to convert the outstanding principal and any unpaid and accrued interest into equity in the Company.
Benefits or compensation received by Company	Investment and professional services.
Description of the transaction	Investment in the Company in the form of a convertible note issued on 4/30/15.

Related Person/Entity	Ralph Eschenbach
Relationship to the Company	Director.
Total amount of money involved	$35,000.00
Benefits or compensation received by related person	Interest on the principal amount, plus the right to convert the outstanding principal and any unpaid and accrued interest into equity in the Company.
Benefits or compensation received by Company	Investment and professional services.
Description of the transaction	Investment in the Company in the form of convertible notes issued on 4/30/15, 11/18/2007, and 5/26/2006

Related Person/Entity	Craig Johnson
Relationship to the Company	Vice President, Sales.
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	Interest on the principal amount, plus the right to convert the outstanding principal and any unpaid and accrued interest into equity in the Company.
Benefits or compensation received by Company	Investment and professional services.
Description of the transaction	Investment in the Company in the form of a

	convertible note issued on 11/20/2007.

Related Person/Entity	Bruce Durham
Relationship to the Company	Vice President, Engineering.
Total amount of money involved	$5,000.00
Benefits or compensation received by related person	Interest on the principal amount, plus the right to convert the outstanding principal and any unpaid and accrued interest into equity in the Company.
Benefits or compensation received by Company	Investment and professional services.
Description of the transaction	Investment in the Company in the form of a convertible note issued on 3/30/2017.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/S. Richard Bentley
(Signature)

S. Richard Bentley
(Name)

CEO/Founder
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/S. Richard Bentley
(Signature)

S. Richard Bentley
(Name)

CEO/Founder
(Title)

(Date)

/s/Elizabeth Fetter
_____
(Signature)

Elizabeth Fetter
_____
(Name)

Director
_____
(Title)

02/08/2019
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, S. Richard Bentley, being the founder of Cloudastructure, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2018 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2018, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2018, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/S. Richard Bentley
(Signature)

S. Richard Bentley
(Name)

CEO/Founder
(Title)

02/08/2019
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

CLOUDASTRUCTURE, INC.

Financial Statements For The Years Ended December 31, 2018 and 2017

February 8, 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Cloudastructure, Inc. ("the Company") is a corporation organized under the laws of the State of California. The Company is a technology retailer that focuses on intelligent devices and software for physical security applications.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, receivables collectible in future periods, useful lives of fixed assets, and valuation of items of inventory.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Inventory

The Company possess a nominal amount of obsolete inventory. The Company believes that this inventory is non-saleable and likely of little or no value. Thus, no amount has been recorded in the financial statements to account for it.

Revenue

Revenue is stated net of discounts provided to retail customers and sales taxes collected on behalf of the State of California. The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Cost of Goods Sold

Cost of goods sold includes inventory costs, outgoing packing and freight, and inventory maintenance.

_____

Gain on Cancellation of Debt

In 2018, the Company realized a gain of $1,088,030 associated with the cancellation of indebtedness to a related party. The amount of indebtedness represented deferred compensation and other benefits accrued but unpaid as of the date of cancellation.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Advertising

The Company records advertising expenses in the year incurred (as "marketing and sales expenses").

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained a net operating loss during fiscal year 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, 2017, and 2018, will remain subject to review by the Internal Revenue Service until 2020, 2021, and 2022, respectively.

The Company is subject to franchise and income tax filing requirements in the State of California. The Company's tax filings in the State of California for 2016, 2017, and 2018, will remain subject to review by that State until 2020, 2021, and 2022, respectively.

The Company is obligated to collect and remit sales taxes on certain sales made within or shipped to end users in the State of California. The Company's sales tax filings for the State of California are generally subject to review by that State for three years after the date filed.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE C- CONVERTIBLE DEBT

In 2018 and prior years, the Company issued convertible notes in exchange for cash for the purpose of funding continuing operations (the "Notes"). The Notes accrue interest at the rate of four to six percent per annum and are convertible to equity at a pre-determined discount to market value under certain pre-defined conditions. Such conditions include a qualified equity financing, election by a majority of noteholders on the maturity date of the associated Notes, or a sale of the Company.

NOTE D- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.

Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company's sales are highly concentrated, with two customers accounting for approximately half of revenue in 2017 and 2018.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 8, 2019, the date that the financial statements were available to be issued.


CLOUDASTRUCTURE, INC.
BALANCE SHEET
DECEMBER 31, 2018 & 2017


	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 8,498	$ 11,414
Accounts Receivable	32,574	51,399
Prepaid Expenses	394	3,225
TOTAL CURRENT ASSETS	41,466	66,038
NON-CURRENT ASSETS		
Fixed Assets, Net	-	1,005
TOTAL NON-CURRENT ASSETS	-	1,005
TOTAL ASSETS	41,466	67,043
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	103,338	108,626
Accrued Expenses	122,042	1,227,536
Deferred Revenue	23,423	17,398
Interest Payable	301,277	231,061
Sales Tax Payable	1,109	1,073
TOTAL CURRENT LIABILITIES	551,189	1,585,694
NON-CURRENT LIABILITIES		
Convertible Notes	1,391,780	1,219,800
Other Non-Current Liabilities	200	-
TOTAL LIABILITIES	1,391,980	1,219,800
SHAREHOLDERS' EQUITY		
Common Stock (200,000,000 shares authorized; 107,000,000 shares issued; $.002 par value)	-	-
Retained Earnings (Deficit)	(1,901,504)	(2,738,451)
TOTAL SHAREHOLDERS' EQUITY	(1,901,504)	(2,738,451)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 41,666	$ 67,043

See accompanying notes.

CLOUDASTRUCTURE, INC.

INCOME STATEMENT

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Operating Income		
Sales, Net	$ 129,588	$ 183,665
Cost of Goods Sold	9,995	68,084
Gross Profit	119,593	115,581
Operating Expense		
Payroll	172,405	373,324
General and Administrative	49,410	3,093
Consulting	16,051	71,045
Professional Services	(4,223)	31,260
Equipment	3,121	6,658
Travel	8,509	17,382
Facilities	43,203	48,333
Marketing and Sales	448	30,449
Engineering	10,728	13,809
Depreciation	1,005	1,096
	300,658	596,449
Net Income from Operations	(181,065)	(480,869)
Other Income (Expense)		
Gain on Cancellation of Debt	1,088,030	-
Interest Expense	(70,216)	(55,404)
Other Expense	-	(855)
State and Local Tax	-	(800)
Net Income	$ 836,749	$ (537,928)

See accompanying notes.

CLOUDASTRUCTURE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 836,749	$ (537,928)
Change in Accounts Receivable	20,587	(30,609)
Change in Prepaid Expenses	2,832	(3,225)
Change in Accounts Payable	(5,288)	(4,009)
Change in Sales Tax Payable	36	298
Change in Other Current Liabilities	(859,035)	302,766
Depreciation	1,005	1,096
Net Cash Flows From Operating Activities	(3,115)	(271,610)
Cash Flows From Financing Activities		
Prior Period Adjustment to Retained Earnings	-	(36,431)
Change in Notes Payable	200	-
Net Cash Flows From Investing Activities	200	(36,431)
Cash at Beginning of Period	11,413	319,455
Net Increase (Decrease) In Cash	(2,915)	(308,041)
Cash at End of Period	$ 8,498	$ 11,413

See accompanying notes.

CLOUDASTRUCTURE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
Starting Equity	$ (2,524,451)	$ (1,986,524)
Net Income	836,749	(537,928)
Non-Cash Adjustment to Equity	200	-
Ending Equity	$ (1,687,504)	$ (2,524,451)

See accompanying notes.





Company Name	Cloudastructure

Logo	

Headline	AI, object detection, and face recognition for enterprise security

Cover photo	

**Hero
Image**

Tags

**Pitch
text**

Deal highlights

- Cloud-based video surveillance and access control
- Uses artificial intelligence for face recognition, object detection, and more
- $10,000 monthly recurring revenue
- $1.2M raised from strategic investors
- Co-founder Rick Bentley's previous company acquired by Uber in 2015. Co-founder Gregory Rayzman was CTO at a company acquired by Facebook in 2015.

Breaking into modern security is trivial

That Radio Frequency Identification Card (RFID) that everyone carries in every modern office building can be copied, from a few feet away, without it ever coming out of a pocket or bag. That means that your sophisticated RFID card is less secure than a regular old metal key--at least no one can copy your key when it's in your pocket.

Companies around the world know this, but have limited ability to do anything about it. They try to put guards up in lobbies, with two basic functions:

1. Make sure a person's face matches their badge, and
2. When someone walks in with their badge, make sure no one walks in behind them without a badge.

Even the most sophisticated companies on the planet are stuck with this terrible security, and they come up with crazy ways to try to make it better. When our Founder/CEO was at Google they had the "Tailgator", a guy dressed up in an alligator suit who would try to walk in behind you ("tailgate") when you badged in. At the weekly all-hands meeting, security would play the video of everyone who let in the Tailgator this week. A very low tech solution from a high tech company.



Security more intelligent than a human

Cloudastructure centralizes the management of access control with video monitoring and allows customers to scale geographically to multiple locations. The Cloudastructure solution delivers the intelligence online while it puts the data safely offsite.

We index all the objects and faces in the video, just like Google indexed the web. This means you can search through all your videos by tag: person, animal, vehicle, etc. and even individual faces -- just like you can search the web. Instantly see all the video with the object you're looking for in it. For example, here is all the video, by hour, with people in it: the higher the bar the more video of people:


CLOUDASTRUCTURE
Admin
Logout
DASHBOARD
LIVE VIEW
RECORDINGS
DOORS
START DATE 2019-01-27
START TIME 19:00
PERIOD DAY
KEY
Engineering Door
1/28/2019, 1:18:46 PM
10 of 14
All Recordings
Close
Front Door
LIVE
OLDEST
NEWEST

The future is more intelligent. Because we manage the door system, we know who badged in where and when. This means that when you swipe your badge we see your face. From real cameras under actual lighting conditions. We are constantly training the system to know what badge holders look like, even as they change makeup, facial hair, glasses, etc. over days, months or years. We can match faces to badges more accurately than any guard.

Moreover, again because we manage both doors and cameras, we know when someone badged in, when the door opened, any more badge swipes, and when the door closed. If we see on camera someone following someone in through a door, without swiping a badge, we will detect that as a tailgating event. Better than a guy in an alligator suit.



How it works:

In order to perform these AI features, the information first needs to be in the Cloud. Cloudastructure is doing what Dropbox did for files and Salesforce did for CRM: moving the data to the cloud. As opposed to having data located at the site being secured, security data is stored online and can be accessed from anywhere, and is not at risk itself.


OBJECT DETECTION
FACIAL RECOGNITION
ARTIFICIAL INTELLIGENCE
MULT-FACTOR
TAILGATE DETECTION
cloudastructure
CLOUD STORAGE & APPS
CLOUD DOOR CONTROLLER
CLOUD VIDEO RECORDER (CVR)
DOORS
CAMERAS

Every company used to have an IT closet full of servers. Those servers have been moving to the cloud, and making these new SaaS providers billions of dollars in the process. Every building of every company has two servers still left in that closet: access control and video surveillance. Cloudastructure is moving these last two to the cloud. Once the data is in the cloud, we can perform our AI functions.


Dropbox
Gmail
salesforce
Intacct
cloudastructure
Files
Email
CRM
HR
ACCESS CONTROL
VIDEO SURVEILLANCE



CLOUD VIDEO SURVEILLANCE

Video stored offsite, any retention time supported. Multiplatform (web, phone, tablet).

- Live View
- Object Detection/ Search
- Face Recognition
- More



CLOUD VIDEO RECORDER (CVR)

Records video, stores if broadband down or unable to keep up, uploads to cloud and manages bandwith.

- DHCP (No Open Ports)
- One Per Building
- Enables Cloud Video Surveillance



CLOUD ACCESS CONTROL

- Web Based
- No Server
- No SW
- No Open Ports

Unlock Doors from Live Video Feed or from your smart device's homescreen.



CLOUD DOOR CONTROLLER

Stores allow list locally, works if broadband down, works with existing door hardware.

- DHCP (No Open Ports)
- One Per Door
- Enables Cloud Access Control

Cloudastructure also offers a variety of artificial intelligence features not found in traditional systems.

1. **Tagger** generates tags for every object it sees in the video. Things like "animal" or "person" or "vehicle"...Then, we let you search by tag. No more watching branches blow or cars drive by for an hour, just search by "person" and see only videos that have people in them.
2. **Smartkey.** Use your phone to open your door. It's more secure and you always have your phone with you. Likewise you can see someone live on video and unlock the door for them if they're locked out, dropping off a package, etc.
3. **Face Recognition**. Already working in development, Face Recognition tags all videos with faces recognized in them. You can search by known person (e.g. Patrick) or unknown person (e.g. Unknown123). "Hey, that guy right there who attacked that other person ... where else has he been on my campuses?" (in development)
4. **Multifactor.** The guard at the front desk does two things, one of which is make sure your face matches your badge. We can do it automatically. We can also let you use your phone as a credential, even passively (e.g. phone in pocket, but GPS/LBS says it's near the door and/or the phone is on the right WiFi AP). (in development)
5. **Tailgate/Piggyback** prevention is the front desk guard's other function, they're just making sure no one "tailgates" in behind someone else who is badging in. Again, we can do this better with computer vision. On all the doors (side door, back door, document room, etc.) and not just the main lobby door. For a lot less than it takes to pay guards. (in development)

As seen in



Traction

We've gotten to $10,000 monthly recurring revenue. We not only have a low churn rate at less than 5%, but we're also gaining many new customers thanks to referrals.



"With Cloudastructure we no longer have to run on-premises web servers. There are no holes in our firewall or port forwarding in our router. There is no reason why your physical security should weaken your digital security, but that's exactly what our last system from a major manufacturer did".

"Watching hours and hours of video to find the event we're looking for is no longer a thing. We just search by tag and get the video we need right away. Video Surveillance is useful again!"

Business model

We found that we can compete with the incumbents by pricing by the door and camera per year. We make more recurring revenue than they do while still providing a lower TCO (Total Cost of Ownership) to our customers. However, we believe our higher level AI features will allow us to achieve security guard level pricing -- which is much higher than what we charge now. We intend to benefit from this price elasticity.

The Cloudastructure hardware utilizes state of art technology, delivered at a very competitive price that beats the industry standards and comes with zero maintenance or replacement costs through with a lifetime warranty. Cloudastructure solution centralizes the management of access control with video monitoring and allows customers to scale geographically to multiple locations.


CAMERAS
$249/Yr
DOORS
$100/Yr
ARTIFICIAL INTELLIGENCE
$1,000's/Yr

Security is a $200B+ industry


Fire Monitoring 4.1B
Other 6.2B
Bar Code Scanning 7.2B
Consulting
8.2B
Systems Integration
9.2B
Armored Transport
13.1B
Alarm Equipment
13.1B
Info Security
28.5B
34.4B
Alarm Monitoring
3.1B Biometrics
13.1B
VIDEO SURVEILLANCE
24.4B
ACCESS CONTROL
35.5B
MANNED GUARDING

We are using Access Control and Video Surveillance to perform many Manned Guarding duties better than humans can--nearly ⅓ of the $205B security market is addressable by us.

We're bringing AI for security to enterprise customers



A.I.
HUMAN
CONSUMER
ENTERPRISE
cloudastructure
ring
dropcam
Lockitron
LATCH
brivo
kisi
BOSCH
tyco
Honeywell
SIEMENS

$1.3M raised to date from strategic investors





Other notable investors include Ralph Eschenbach and Eric Chen.

What's next



MAR 2019
Republic.co raise
MAY 2019
Face recognition to market
AUG 2019
Multifactor & tailgating to market
SEPT 2019
Sales & marketing ramp
DEC 2019
Series A VC raise

Founders & team

Rick Bentley - Founder, Chief Executive Officer



Rick Bentley has over 20 years of Silicon Valley startup and technology experience. He was founder and CEO of Televoke Inc. (became deCarta, bought by Uber) where he raised eight figures of Venture Capital from VC's including Softbank and WI Harper. Mr. Bentley has been a full time Advisor to Google X. He was a direct report to Andy Grove for half a decade. Investors have brought him in for interim-CEO roles at early stage companies. He was a Senior Consultant at Bearing Point Inc., which included two assignments in Baghdad. At General Magic he managed the "Portico" program, derivatives of which served over a million subscribers. He was Director of Business Development for Machina, a design and engineering house that developed consumer electronics products, some of which sold over 10MM units. He was also Director of Product Development for Sensory Inc, which at one point had the largest installed base of speech recognition systems in the world. Mr. Bentley is the author of multiple patents and patent filings, many of which were bought by Samsung in 2014. He received his BA in Physics and MS in Engineering from UC Berkeley.

Gregory Rayzman - Technology Advisor



Seasoned technologist and well recognized name in Silicon Valley. His expertise in Big Data and database architecture is sought by several emerging and well established companies like Apple, where he provided pivotal leadership in designing and developing massively scalable and database backed infrastructures. Most recently, Mr. Rayzman had a great stint at TheFind shopping search engine with relevancy and popularity algorithm instead of the ordinary pay-for-placement. TheFind was acquired by Facebook in 2015. Prior to that, as Chief architect of a forward-looking company NebuAd, in 2007 he developed behavior targeting advertising systems based on the aggregate data, which everyone from Google and Yahoo to Facebook and Plaxo is looking into only now – for better targeted, more relevant advertising. He was previously a founding engineer and Chief architect for ITM Software, acquired by BMC. Mr. Rayzman also served as CTO for Claridyne Inc., an IT infrastructure and integration company. Mr. Rayzman was founding engineer and Director of Software Engineering for Annuncio Inc., acquired by PeopleSoft (now Oracle).

Craig Johnson - Vice President, Sales



Over 20 years of experience in a variety of Sales, Sales Management, Marketing, Operations, and General Management positions with his last assignment being COO of a digital signage startup. Prior to that he was a Honeywell General Manager, running a 100+ person organization with $27m in revenues, that consulted, sold, installed, and maintained HVAC systems, Fire Alarm, and Security systems in large, commercial buildings. Mr. Johnson also has extensive experience in the marketing and sales of electronic components to OEM and Distributor channels, both through direct salesforces and independent rep organizations. At the customer enterprise level, Mr. Johnson managed the sales and service teams for process automation platforms that monitor and control refineries, power generation plants, and manufacturing sites. He is Six Sigma certified and served as a Reserve Officer in the Armed Forces.

If you believe in the future of AI, join us as we take it to a huge market: surveillance and security

Team



| Rick Bentley | Founder/CEO | Serial entrepreneur, Softbank and WI Harper backed, last company bought by Uber, former full time advisor to Google X, direct report to Any Grove, named inventor of a half dozen patents, pilot, dad and fun guy. |



| Gregory Rayzman | Founder / Technology Adivsor | Data structure and transaction layer genius. Worked at Apple, CTO of a company bought by Facebook and another bought by PeopleSoft/Oracle. He's Russian so he likes Vodka and is crazy smart. |



| Craig Johnson | Business Development | Honeywell General Manager, an organization that consulted, sold, installed, and maintained HVAC systems, Fire Alarm, and Security systems in large, commercial buildings. He knows how the incumbents operate and the big companies buy. |

Perks

$1,000   We'll send you a few of our window stickers to keep the bad guys away.

$10,000   Get free lifetime service on one camera or door (hardware/installation not included)

$20,000   Dinner with the team in Silicon Valley, including a ride in the Founder/CEO's Mystery Machine (www.scoobymobile.com)

FAQ

What is your window sticker I see in the "Perks" section?

It's a reflective window sticker that says:
IF YOU CAN READ THIS
your image has already
been recorded and
transmitted offsite

Keeps the bad guys away!

https://drive.google.com/open?...

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

Exhibit C: Video Transcript

00:02
[Music]
00:41
these are RFID cards, different form
00:45
Factors: credit card size, button size, you've
00:47
probably seen keychain style as well. They
00:49
all work the same way, you get them
00:51
near a reader and the unique ID shows up
00:53
on the screen. The way they work is when
00:57
you get them near the reader this coil on the
01:00
outside gets energized by the changing
01:03
magnetic field in the reader. That
01:05
powers up this little speck of dirt
01:07
there, which is an integrated circuit,
01:08
which transmits out its unique ID. The
01:11
unique id is between 26 and about 42
01:13
bits in plain text -- unencrypted -- which
01:17
means anytime you get near a reader your
01:19
card will transmit.   So here comes card
01:22
number 0 1 2 4 0 and here's card number
01:27
107. So now that we know how it works
01:31
this is what anyone was a few hundred
01:35
dollars in parts and some spare time can
01:36

put together. Looks like a regular
01:38
messenger bag, inside of it it's a long
01:42
range reader; works from a few feet away
01:44
Your card doesn't have to be out, we can
01:47
just walk past each other and I can read
01:49
your card. The other part of this bit of
01:52
kit is this innocuous looking day
01:54
planner. On the inside is where the card
02:00
gets read, and then I can make a copy of
02:02
any card with this card writer here; and
02:05
then I can badge-in just as if I had
02:07
your card. Okay so here's the card we
02:09
know cotton number 0 1 2 4 0. This is a
02:16
blank card that's programmable, doesn't
02:19
read as anything, no beep. All I need to
02:23
do is take this card and expose it to
02:26
the long range reader off-screen to my
02:27
right, it's such long range I have to keep it
02:29
away from the card. There we go.   It shows
02:33
up on the screen here, card number 1 2 4 0.
02:35
I put the blank in place, and I press
02:39
program, and now this card, 0 1 2 4 0 -- an
02:46

exact copy of this card. So why carry an
02:50
RFID card at all? Well if you're using
02:53
Cloudastructure, just use your phone to get in.
02:55
So you walk up to your office, already
02:57
have your phone out, just hit cloud key
03:00
instead of fumbling for your badge, and
03:02
you're in.   So here's a better way to do it:
03:08
here comes one of our employees,
03:10
his face is recognized, his access is granted.
03:13
Here comes someone who's not one
03:20
of our employees, his face is not
03:22
recognized, his access is denied.

(screen text)
RFID cards are insecure. Cloudastructure provides two factor authentication (making sure the face matches the credential) and replaces the RFID badge with the cell phone for modern security.

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Cloudastructure, Inc.

Crowd SAFE

Series 2019

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2019 Crowd SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Cloudastructure, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $7,000,000.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the Company's most recent Equity Financing.

(c)   **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d)   **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common

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Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a series of Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

> (i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

> (ii)   Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary will vote with the majority of the holders of Preferred Stock of the Company's Capital Stock on any matters to which the proxy agreement applies; and

> (iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.0001 per share, of the Company.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments

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convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**IPO**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

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4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of Republic.co and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument;

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(b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(i)   Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in Form C and the offering documentation.

(j)   Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts.

(h)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having

9

jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be San Francisco, California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)	In the event the Investor, together with its affiliates, purchases one or more Crowd SAFEs with an aggregate Purchase Amount equal to or exceeding $25,000 (a "**Major Investor**"), the Company shall provide the Investor with at least ten (10) business days prior written notice ("**Notice**") including the price and terms thereof of the First Equity Financing consisting of any new equity securities other than Excluded Securities (such Securities other than Excluded Securities the "**New Securities)**. The Investor shall have the right, upon Notice from the Company, within ten (10) days following receipt of the Notice, whether such Notice is provided before or after the issuance (the "**Exercise Period**"), to elect to subscribe for, at the price and on the terms stated in the Notice, such number of New Securities equal to the product obtained by multiplying the number of New Securities (calculated on an as-converted basis) by a fraction, the numerator of which is the Common Stock (calculated on an as-converted basis) held by the Investor on the date of such Notice (and prior to the issuance) and the denominator of which is the total number of Common Stock (calculated on an as-converted basis) issued and outstanding on the date of such Notice (and prior to the issuance); provided, however, the denominator shall not include shares of Common Stock reserved and available for future grant under any equity incentive or similar plan of the Company. If all or any portion of the New Securities are not subscribed to by the Investor as described above, then the Company may, at its election, during a period of thirty (30) days following the expiration of the Exercise Period, issue the remaining New Securities to other parties at a price and upon terms not more favorable than those stated in such Notice. In the event the Company has not issued the New Securities within such thirty (30) day period, the Company shall not thereafter issue any New Securities without first offering such securities to the Investor in the manner provided in this clause. Failure by the Investor to exercise its option to subscribe with respect to one offering and issuance of New Securities shall not affect its option to subscribe for equity securities in any subsequent offering and issuance. This clause shall not apply to "**Excluded Securities**" issued by the Company which shall mean (i) securities issued as a dividend or distribution on outstanding securities, (ii) securities issued upon conversion or exercise of outstanding securities, (iii) securities issued to employees, directors or consultants pursuant to a plan, agreement or arrangement approved by the Company's Board of Directors, (iv) securities issued pursuant to the acquisition of another corporation or its assets by the Company, or (v) up to one million dollars ($1,000,000) in securities issued by the Company annually to fund obligations to make cash dividends or interest payments on outstanding securities.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

CLOUDASTRUCTURE, INC.
By:
Name: S. Richard Bentley
Title: CEO
Address: 585 Broadway, #2, Redwood City, CA 94023
Email: rick@cloudastructure.com

INVESTOR:
By:
Name:

11

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated <mark>[Date of Crowd SAFE]</mark> between Cloudastructure, Inc., a Delaware corporation (the "***Company***") and <mark>[Investor Name]</mark> ("***Stockholder")***. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Preferred Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpeanDeal Portal, LLC (the "***Intermediary***") as another holder of Preferred Stock of a CF Shadow Series hereby agree as follows:

1. **Grant of Irrevocable Proxy**.

    (a) With respect to all of the shares of Preferred Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder ("***Holder***") of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the preferred shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.
    (b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of the this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.
    (c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. Legend. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Stockholder represents and warrants to the Intermediary as follows:

(a) The Stockholder has the all necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.

(b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4. Equitable Remedies. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7. Assignment.

(a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.

(b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

INVESTOR: **INTERMEDIARY:**

By: By:

Name: Name:

                                                    CCO, OpenDeal Portal LLC d/b/a Republic

Date: Date: